Heineken Holding N.V.


10015274

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
USA

date 23 February 2010

SUPPL

Re: File No. 82-5149

Dear Madam/Sir,

Enclosed please find a press release dated 23 February 2010.

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,

HEINEKEN HOLDING N.V.



P.A. Akkerman

Encl.



Heineken Holding N.V. File No. 82-5149

Press release

Heineken Holding N.V. reports 18% organic net profit growth for 2009, triples free operating cash flow

Amsterdam, 23 February 2010 - Heineken Holding N.V. today announced strong results for the full year 2009:

- The net result of Heineken Holding N.V.'s participating interest in Heineken N.V. for 2009 amounts to €510 million;
- 18% organic Net profit growth, driven by higher revenue per hectolitre, and cost reductions, offsetting 5.4% organically lower Consolidated beer volume due to the global economic downturn;
- €1,741 million Free operating cash flow, versus €550 million in 2008. The cash conversion rate was 148%;
- €155 million pre-tax savings in the first year of the Total Cost Management (TCM) programme;
- Proposed total 2009 dividend of €0.65 per ordinary share; an increase of 4.8%;
- Platform for future growth transformed via the planned acquisition of FEMSA Cerveza in Mexico, a new partnership with United Breweries in India and the completion of the Sedibeng Brewery in South Africa.
-

Key figures	**2009**	**2008**	**Change**	**Organic growth**
	(mhl)	*(mhl)*		
Group beer volume	159.1	161.5	-1.5%	-4.6%
Consolidated beer volume	125.2	125.8	-0.5%	-5.4%
Heineken® premium volume	25.1	25.9	-2.9%	-2.9%
	(€ m)	*(€ m)*		
Revenue	14,701	14,319	2.7%	-0.2%
EBIT	1,757	1,080	63%	
EBIT (beia)	2,095	1,932	8.4%	14%
Net profit (beia)	1,055	1,013	4.1%	18%
Net profit Heineken Holding N.V.	510	105	387%	
Free Operating Cash Flow	1,741	550	217%	
Net debt/EBITDA (beia)	2.6x	3.3x		
	(€)	*(€)*		
Basic EPS	2.08	0.43	387%	
Diluted EPS	2.08	0.43	387%	

Heineken Holding N.V. engages in no activities other than its participating interest in Heineken N.V. and the management and supervision of and provision of services to that company.

Outlook for 2010

The global economic environment will continue to lead to lower beer consumption and down-trading in a number of regions in 2010.

Heineken is committed to utilise its global marketing excellence to build its key brands, including Heineken, across all markets and to maintaining, or where possible improving, its price positioning. Price increases will be at levels well below those of 2009. However, Heineken aims to continue passing on excise duty increases through higher sales prices.

Heineken will aim to improve both market and value share in its markets via increased brand investments.

Heineken will aggressively pursue its TCM cost reduction programme in all business areas and will continue to focus on improving the profitability of its newly acquired companies.

The likely fall in raw material costs per hectolitre due to a temporary decline in the price of brewing barley will be offset by higher energy costs, rising advertising rates and increased marketing costs.

Heineken reiterates its target of reducing its Net Debt/EBITDA (beia) ratio to below 2.5 times. Heineken is confident that it will achieve its target of a cash conversion rate in excess of 100% in the remaining two years of the Hunt for Cash 2 programme.

Capital expenditures related to property, plant and equipment will be broadly in line with 2009 at €700 million, and will be financed from cash flow. Heineken expects a further organic decline in the number of employees.

Excluding FEMSA Cerveza, Heineken expects an average interest rate of approximately 6% and an effective tax rate in the range of 25-27%.

Intended acquisition of FEMSA Cerveza
Heineken will acquire FEMSA Cerveza by issuing to FEMSA approximately 86 million new Heineken N.V. shares on closing of the deal with the commitment to deliver an additional 29 million Heineken N.V. shares over a period of not more than five years. Heineken intends to buy the 29 million existing shares in the market and finance the purchase from cash flow.

Simultaneously with the closing of the Acquisition, Heineken Holding N.V. will swap 43,018,320 of the new Heineken N.V. shares with FEMSA for an equal number of newly issued shares in Heineken Holding N.V. Following delivery of all such Heineken N.V. and Heineken Holding N.V. shares, FEMSA will hold a 12.5% economic interest in Heineken N.V. and 14.9% in Heineken Holding N.V. (20% economic interest in the Heineken Group).

Heineken is preparing for the integration of FEMSA Cerveza, which will begin once the acquisition has been completed in the second quarter of 2010. As a result of the extensive insight gained into the business during the acquisition and due diligence process, combined with Heineken's broad experience in the field, a rapid completion of this process is expected.

Dividend

The payment of a total cash dividend of €0.65 per share of €1.60 nominal value for 2009 (total dividend 2008: €0.62) will be proposed to the annual meeting of shareholders of Heineken N.V. If this is approved, a final dividend of €0.40 per share will be paid on 29 April 2010, as an interim dividend of €0.25 per share was paid on 2 September 2009. The payment will be subject to the 15% Dutch withholding tax.
If Heineken N.V. shareholders approve the proposed dividend, Heineken Holding N.V. will, according to its articles of association, pay an identical dividend per ordinary share. A final dividend of €0.40 per ordinary share of €1.60 nominal value will be payable on 29 April 2010. Heineken Holding N.V. ordinary shares will be quoted ex-dividend on 26 April 2010.

Press enquiries
Véronique Schyns
Tel: +31 20 5239 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 5239 590
investors@heineken.com

Editorial information:

Heineken N.V. is one of the world's great brewers and is committed to growth and remaining independent. The brand that bears the founder's family name - Heineken - is available in almost every country on the globe and is the world's most valuable international premium beer brand. The company's aim is to be a leading brewer in each of the markets in which we operate and to have the world's most prominent brand portfolio. In 2009, Heineken operated 125 breweries in more than 70 countries and sold 159 million hectolitres of beer. Heineken is Europe's largest brewer and the world's third largest by volume. Heineken is committed to the responsible marketing and consumption of its more than 200 international premium, regional, local and specialty beers and ciders. These include Amstel, Birra Moretti, Cruzcampo, Foster's, Maes, Murphy's, Newcastle Brown Ale, Ochota, Primus, Sagres, Star, Strongbow, Tiger and Zywiec. In 2009, revenue totalled €14.7 billion and Net Profit before exceptional items and amortisation was €1.0 billion. In 2009, the average number of people employed was 55,301. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Additional information is available on Heineken's home page: http://www.heinekeninternational.com.

Report of the Board of Directors

Heineken Holding N.V. has a 50.005% interest in the issued share capital (being 50.133% of the outstandingshare capital) of Heineken N.V. Standing at the head of the Heineken group, Heineken Holding N.V. is not an ordinary holding company. Since its formation in 1952, Heineken Holding N.V.'s object pursuant to its Articles of Association has been to manage or supervise the management of the Heineken group and to provide services for Heineken N.V. Within the Heineken group, the primary duties of Heineken N.V.'s Executive Board are to initiate and implement corporate strategy and to manage Heineken N.V. and its related enterprise. It is supervised in the performance of its duties by Heineken N.V.'s Supervisory Board. Because Heineken N.V. manages the Heineken group companies, Heineken Holding N.V., unlike Heineken N.V., does not have a Supervisory Board or an internal risk management and control system. Heineken Holding N.V. engages in no operational activities and employs no staff.

Information regarding the developments during the financial year 2009 of Heineken N.V. and its related companies, and the material risks Heineken N.V. is facing is given in Heineken N.V.'s annual report.

Appendices

1. Consolidated income statement
2. Consolidated statement of comprehensive income
3. Consolidated statement of financial position
4. Consolidated statement of cash flows
5. Consolidated statement of changes in equity
6. Operating segments
7. Acquisitions
8. Raw materials, consumables and services
9. Loans and borrowings
10. Notes to the appendices
11. Glossary

Appendix 1

Consolidated income statement of Heineken Holding N.V.

For the year ended 31 December 2009 *In millions of EUR*	2009	2008
Revenue	**14,701**	**14,319**
Other income	**41**	**32**
Raw materials, consumables and services	(9,650)	(9,548)
Personnel expenses	(2,379)	(2,415)
Amortisation, depreciation and impairments	(1,083)	(1,206)
Total expenses	**(13,112)**	**(13,169)**
Results from operating activities	**1,630**	**1,182**
Interest income	90	91
Interest expenses	(633)	(469)
Other net finance expenses	214	(107)
Net finance expenses	**(329)**	**(485)**
Share of profit of associates and joint ventures and impairments thereof (net of income tax)	127	(102)
Profit before income tax	**1,428**	**595**
Income tax expenses	(286)	(248)
Profit	**1,142**	**347**
Attributable to:		
Equity holders of Heineken Holding N.V. (net profit)	510	105
Minority interests in Heineken N.V.	508	104
Minority interests in Heineken N.V. group companies	124	138
Profit	**1,142**	**347**
Number of issued ordinary shares	245,011,848	245,011,848
Number of outstanding ordinary shares	245,011,848	245,011,848
Basic earnings per share (EUR)	2.08	0.43
Diluted earnings per share (EUR)	2.08	0.43

Tweede Weteringplantsoen 5 - 1017 ZD Amsterdam, The Netherlands
Registered Office at Amsterdam, Trade Register Amsterdam No., 33078624

Appendix 2

Consolidated statement of comprehensive income of Heineken Holding N.V.

For the year ended 31 December 2009

In millions of EUR	**2009**	**2008**
Profit	**1,142**	**347**
Other comprehensive income:		
Foreign currency translation differences for foreign operations	112	(645)
Effective portion of change in fair value of cash flow hedge	(90)	(105)
Effective portion of cash flow hedges transferred to the income statement	88	(59)
Net change in fair value available-for-sale investments	26	(12)
Net change in fair value available-for-sale investments transferred to the income statement	(12)	1
Share of other comprehensive income of associates/joint ventures	22	(3)
Other comprehensive income, net of tax	**146**	**(823)**
Total comprehensive income	**1,288**	**(476)**
Attributable to:		
Equity holders of Heineken Holding N.V.	587	(285)
Minority interests in Heineken N.V.	585	(285)
Minority interests in Heineken N.V. group companies	116	94
Total comprehensive income	**1,288**	**(476)**

Appendix 3

Consolidated statement of financial position of Heineken Holding N.V.

As at 31 December 2009 *In millions of EUR*	**2009**	**2008**
Assets		
Property, plant & equipment	6,017	6,314
Intangible assets	7,135	7,030*
Investments in associates and joint ventures	1,427	1,145
Other investments	568	641
Advances to customers	319	346
Deferred tax assets	561	362*
Total non-current assets	**16,027**	**15,838**
Inventories	1,010	1,246
Other investments	15	14
Trade and other receivables	2,310	2,504
Prepayments and accrued income	189	231
Cash and cash equivalents	520	698
Assets classified as held for sale	109	56
Total current assets	**4,153**	**4,749**
Total assets	**20,180**	**20,587**
Equity		
Share capital	392	392
Reserves	100	(17)
Retained earnings	2,190	1,866
Equity attributable to equity holders of Heineken Holding N.V.	**2,682**	**2,241**
Minority interests in Heineken N.V.	2,669	2,230
Minority interests in Heineken N.V. group companies	296	281
Total equity	**5,647**	**4,752**
Liabilities		
Loans and borrowings	7,401	9,084
Employee benefits	634	688
Provisions	356	344
Deferred tax liabilities	786	661*
Total non-current liabilities	**9,177**	**10,777**
Bank overdrafts	156	94
Loans and borrowings	1,145	875
Trade and other payables	3,696	3,846
Tax liabilities	132	85
Provisions	162	158
Liabilities classified as held for sale	65	-
Total current liabilities	**5,356**	**5,058**
Total liabilities	**14,533**	**15,835**
Total equity and liabilities	**20,180**	**20,587**

*comparatives have been adjusted due to the finalisation of the purchase price accounting of the S&N acquisition (see appendix 7).

Tweede Weteringplantsoen 5 - 1017 ZD Amsterdam, The Netherlands
Registered Office at Amsterdam, Trade Register Amsterdam No., 33078624

Appendix 4

Consolidated statement of cash flows of Heineken Holding N.V.

For the year ended 31 December 2009 *In millions of EUR*	**2009**	**2008**
Operating activities		
Profit	1,142	347
Adjustments for:		
Amortisation, depreciation and impairments	1,083	1,206
Net interest (income)/expenses	543	378
Gain on sale of property, plant & equipment, intangible assets and subsidiaries, joint ventures and associates	(41)	(32)
Investment income and share of profit and impairments of associates and joint ventures	(138)	108
Income tax expenses	286	248
Other non-cash items	1	74
Cash flow from operations before changes in working capital and provisions	**2,876**	**2,329**
Change in inventories	202	(157)
Change in trade and other receivables	337	(184)
Change in trade and other payables	(319)	294
Total change in working capital	**220**	**(47)**
Change in provisions and employee benefits	(67)	(114)
Cash flow from operations	**3,029**	**2,168**
Interest paid & received	(467)	(309)
Dividend received	62	52
Income taxes paid	(245)	(251)
Cash flow related to interest, dividend and income tax	**(650)**	**(508)**
Cash flow from operating activities	**2,379**	**1,660**
Investing activities		
Proceeds from sale of property, plant & equipment and intangible assets	180	93
Purchase of property, plant & equipment	(678)	(1,102)
Purchase of intangible assets	(99)	(158)
Loans issued to customers and other investments	(117)	(163)
Repayment on loans to customers	76	220
Cash flow used in operational investing activities	**(638)**	**(1,110)**
Free operating cash flow	***1,741***	***550***
Acquisition of subsidiaries and minority interests, net of cash acquired	(84)	(3,580)
Acquisition of associates, joint ventures and other investments	(116)	(202)
Disposal of subsidiaries and minority interests, net of cash disposed of	17	68
Disposal of associates, joint ventures and other investments	34	80
Cash flow used for acquisitions and disposals	**(149)**	**(3,634)**
Cash flow used in investing activities	**(787)**	**(4,744)**

Appendix 4 continued

Consolidated statement of cash flows of Heineken Holding N.V. - continued
For the year ended 31 December 2009

In millions of EUR	**2009**	**2008**
Financing activities		
Proceeds from loans and borrowings	2,052	6,361
Repayment of loans and borrowings	(3,411)	(2,532)
Dividends paid	(392)	(485)
Purchase own shares and shares issued by Heineken N.V.	(13)	(11)
Other	(73)	(24)
Cash flow from/(used in) financing activities	**(1,837)**	**3,309**
Net Cash Flow	**(245)**	**225**
Cash and cash equivalents as at 1 January	604	309
Effect of movements in exchange rates	5	70
Cash and cash equivalents as at 31 December	**364**	**604**

Appendix 5

Consolidated statement of changes in equity of Heineken Holding N.V.

In millions of EUR	Share capital	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Retained earnings	Equity*	Minority interests in Heineken N.V.	Minority interests in Heineken N.V. group companies	Total equity
Balance as at 1 January 2008	392	4	22	49	286	1,954	2,707	2,697	307	5,711
Other comprehensive income	-	(302)	(83)	(5)	(22)	22	(390)	(389)	(44)	(823)
Profit	-	-	-	-	71	34	105	104	138	347
Total comprehensive income	**-**	**(302)**	**(83)**	**(5)**	**49**	**56**	**(285)**	**(285)**	**94**	**(476)**
Transfer to retained earnings	-	-	-	-	(37)	37	-	-	-	-
Dividends to shareholders	-	-	-	-	-	(182)	(182)	(181)	(148)	(511)
Purchase/reissuance own/minority shares by Heineken N.V.	-	-	-	-	-	(5)	(5)	(6)	(7)	(18)
Share-based payments by Heineken N.V.	-	-	-	-	-	6	6	5	-	11
Changes in consolidations	-	-	-	-	-	-	-	-	35	35
Balance as at 31 December 2008	**392**	**(298)**	**(61)**	**44**	**298**	**1,866**	**2,241**	**2,230**	**281**	**4,752**
Balance as at 1 January 2009	392	(298)	(61)	44	298	1,866	2,241	2,230	281	4,752
Other comprehensive income	-	72	(1)	6	3	(3)	77	77	(8)	146
Profit	-	-	-	-	75	435	510	508	124	1,142
Total comprehensive income	**-**	**72**	**(1)**	**6**	**78**	**432**	**587**	**585**	**116**	**1,288**
Transfer to retained earnings	-	-	-	-	(38)	38	-	-	-	-
Dividends to shareholders	-	-	-	-	-	(145)	(145)	(144)	(96)	(385)
Purchase/reissuance own/minority shares by Heineken N.V.	-	-	-	-	-	(6)	(6)	(7)	(2)	(15)
Share-based payments by Heineken N.V.	-	-	-	-	-	5	5	5	-	10
Changes in consolidation	-	-	-	-	-	-	-	-	(3)	(3)
Balance as at 31 December 2009	**392**	**(226)**	**(62)**	**50**	**338**	**2,190**	**2,682**	**2,669**	**296**	**5,647**

*Equity attributable to equity holders of Heineken Holding N.V.

Dividends
The following dividends were declared and paid by Heineken Holding N.V.:

In millions of euro	**2009**	**2008**
Final dividend previous year €0.34, respectively €0.46 per ordinary share	83	113
Interim dividend current year €0.25, respectively €0.28 per ordinary share	61	69
Total dividend declared and paid	**144**	**182**

After the balance sheet date the Board of Directors announced the following dividends. The dividends, taken into account the interim dividends declared and paid, have not been provided for.

In millions of euro	**2009**	**2008**
€0.65 per qualifying ordinary share (2008: €0.62)	159	152

Appendix 6
Operating segments

In millions of EUR	Western Europe		Central and Eastern Europe		The Americas		Africa and the Middle East		Asia Pacific		Heineken N.V. Head Office / Eliminations		Consolidated	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**
Revenue														
Third party revenue[1]	7,775	6,979	3,183	3,671	1,540	1,566	1,807	1,764	301	279	95	60	14,701	14,319
Interregional revenue	657	682	17	16	1	-	10	10	4	-	(689)	(708)	-	-
Total revenue	**8,432**	**7,661**	**3,200**	**3,687**	**1,541**	**1,566**	**1,817**	**1,774**	**305**	**279**	**(594)**	**(648)**	**14,701**	**14,319**
Other income	28	16	11	5	-	1	2	10	-	-	-	-	41	32
Results from operating activities	**504**	**505**	**329**	**98**	**204**	**163**	**470**	**442**	**72**	**46**	**51**	**(72)**	**1,630**	**1,182**
Net finance expenses													(329)	(485)
Share of profit of associates and joint ventures and impairments thereof	(2)	4	18	13	69	43	15	20	31	(182)	(4)	-	127	(102)
Income tax expenses													(286)	(248)
Profit													**1,142**	**347**
Attributable to:														
Equity holders of Heineken Holding N.V. (net profit)													510	105
Minority interests in Heineken N.V.													508	104
Minority interests in Heineken N.V. group companies													124	138
													1,142	**347**
EBIT reconciliation														
EBIT	502	509	347	111	273	206	485	462	103	(136)	47	(72)	1,757	1,080
eia	290	266	42	289	-	4	-	1	-	201	6	91	338	852
EBIT (beia)	**792**	**775**	**389**	**400**	**273**	**210**	**485**	**463**	**103**	**65**	**53**	**19**	**2,095**	**1,932**

[1] Includes other revenue of €432 million in 2009 and €360 million in 2008.

Appendix 6 - continued
Operating segments

In millions of EUR	Western Europe 2009	Western Europe 2008	Central and Eastern Europe 2009	Central and Eastern Europe 2008	The Americas 2009	The Americas 2008	Africa and the Middle East 2009	Africa and the Middle East 2008	Asia Pacific 2009	Asia Pacific 2008	Heineken N.V. Head Office / Eliminations 2009	Heineken N.V. Head Office / Eliminations 2008	Consolidated 2009	Consolidated 2008*
Beer volumes[2]														
Consolidated volume	47,151	44,245	46,165	50,527	9,430	10,329	19,820	18,076	2,681	2,644	-	-	125,247	125,821
Joint ventures volume	-	-	8,909	10,775	8,988	8,803	2,228	2,186	10,897	11,039	-	-	31,022	32,803
Licenses	243	345	-	-	339	255	1,413	1,316	805	949	-	-	2,800	2,865
Group volume	**47,394**	**44,590**	**55,074**	**61,302**	**18,757**	**19,387**	**23,461**	**21,578**	**14,383**	**14,632**	**-**	**-**	**159,069**	**161,489**
Segment assets	11,047	11,143	4,826	5,066	834	1,058	1,673	1,716	185	171	(414)	(241)	18,151	18,913
Investment in associates and JVs	26	29	143	123	565	450	226	164	472	379	(5)	-	1,427	1,145
Total segment assets	**11,073**	**11,172**	**4,969**	**5,189**	**1,399**	**1,508**	**1,899**	**1,880**	**657**	**550**	**(419)**	**(241)**	**19,578**	**20,058**
Unallocated assets													602	529
Total assets													**20,180**	**20,587**
Total equity													5,647	4,752
Segment liabilities	3,355	3,635	1,153	1,128	123	107	466	640	107	70	571	203	5,775	5,783
Unallocated liabilities													8,758	10,052
Total equity and liabilities													**20,180**	**20,587**
Purchase of P, P & E	291	447	216	335	13	19	139	251	10	10	9	40	678	1,102
Acquisition of goodwill	16	3,395	-	232	5	303	13	149	-	-	-	-	34	4,079
Purchases of intangible assets	31	10	20	18	1	108	1	4	-	-	46	18	99	158
Depreciation of P, P & E	401	365	244	259	15	17	84	79	10	7	14	14	768	741
Impairment and reversal of impairment of P, P & E	108	79	51	(1)	-	-	2	2	-	-	2	4	163	84
Amortisation intangible assets	89	70	21	20	12	13	2	1	-	-	3	2	127	106
Impairment intangible assets	21	-	4	275	-	-	-	-	-	-	-	-	25	275

[2] For volume definitions see 'Glossary'. Joint ventures volume excludes India volumes.

*comparatives have been adjusted due to the finalisation of the purchase price accounting of the S&N acquisition (see appendix 7).

Appendix 7

Acquisitions

Provisional accounting Scottish & Newcastle (S&N) acquisition in 2008

In the consolidated financial statements as at and for the year ended 2008, the fair values of assets and liabilities of the acquisition of Scottish & Newcastle (S&N) were determined on a provisional basis.
The purchase price adjustments of S&N have been finalised (except for agreement on the settlement of the net debt of S&N with the consortium partner Carlsberg A/S, see Contingencies in appendix 10) with some changes compared to the provisional values. The main change concerns an increase in the deferred tax assets of €103 million and an increase of the deferred tax liabilities of €24 million, with a corresponding net decrease in goodwill of €79 million due to the fact that S&N received certainty that part of the pre-acquisition losses will be available for utilisation in the future, which can be offset against deferred tax liabilities already included in the opening balance. The comparatives in the statement of financial position have been adjusted in accordance with IFRS3.

Appendix 8

Raw materials, consumables and services

In millions of EUR	**2009**	**2008**
Raw materials	1,140	1,230
Non-returnable packaging	1,739	1,782
Goods for resale	2,253	2,158
Inventory movements	(5)	(154)
Marketing and selling expenses	1,664	1,671
Transport expenses	934	988
Energy and water	319	349
Repair and maintenance	299	295
Loss on disposal of subsidiaries	-	16
Other expenses	1,307	1,213
	9,650	**9,548**

Other expenses include rentals of €184 million, consultant expenses of €158 million, telecom and office automation of €145 million and other fixed expenses of €820 million.

Appendix 9

Loans and borrowings

Non-current liabilities		
In millions of EUR	**2009**	**2008**
Secured bank loans	179	381
Unsecured bank loans	2,958	6,444
Unsecured bond issues	2,445	1,104
Finance lease liabilities	89	82
Other non-current interest-bearing liabilities	1,267	664
Non-current interest-bearing liabilities	**6,938**	**8,675**
Non-current non-interest-bearing liabilities	93	16
Non-current derivatives used for hedge accounting	370	393
	7,401	**9,084**

Current interest-bearing liabilities		
In millions of EUR	**2009**	**2008**
Current portion of secured bank loans	96	139
Current portion of unsecured bank loans	78	351
Current portion of unsecured bond issues	500	18
Current portion of finance lease liabilities	19	13
Current portion of other interest-bearing liabilities	75	6
Total current portion of non-current interest-bearing liabilities	**768**	**527**
Deposits from third parties	377	348
	1,145	**875**
Bank overdrafts	156	94
	1,301	**969**

Net interest-bearing debt position		
In millions of EUR	**2009**	**2008**
Non-current interest-bearing liabilities	6,938	8,675
Current portion of non-current interest-bearing liabilities	768	527
Deposits from third parties	377	348
	8,083	**9,550**
Bank overdrafts	156	94
	8,239	**9,644**
Cash, cash equivalents and current other investments	(535)	(712)
Net interest-bearing debt position	**7,704**	**8,932**

Appendix 9 continued

Loans and borrowings

EMTN Programme
In February 2009, Heineken placed 6-year Sterling Notes for a principal amount of £400 million with a coupon of 7.25%. In March 2009, Heineken placed 5-year Euro Notes for a principal amount of €1 billion with a coupon of 7.125%. In October 2009, Heineken has placed 7-year Euro Notes for a principal amount of €400 million with a coupon of 4.625%.

These Notes have been issued under the Euro Medium Term Note Programme (EMTN) and are listed on the Luxembourg Stock Exchange. The proceeds of these notes have been used to partially refinance bank credit facilities related to the Scottish & Newcastle acquisition and for general corporate purposes.

Globe
On 17 April 2009, Heineken acquired 30.1% of Class A1 Notes issued by Globe Pub Issuer plc (Globe), representing a face value of £60.2 million. In May 2009 Heineken acquired a further 55.6% of Class A1 Notes representing a face value of £111.2 million. As per 29 October 2009 Heineken owned 92.8% of Class A1 Notes representing a face value of £175 million. In addition, Heineken acquired 31.6% of Class B1 Notes issued by Globe representing a face value of £18 million, a 23.9% participation in the syndicated bank debt of Globe Pub Management Limited (GPM) being £55 million out of an aggregate of £230 million, and assumed the economic interest of the counterparty of GPM in an interest rate swap transaction. The swap was entered into in 2006 when the floating interest rate in relation to the syndicated bank debt was swapped for a fixed interest rate.

Heineken purchased the Notes and syndicated bank debt at a substantial discount to face value. As Globe is part of the Group as per 28 April 2008, the net debt of Globe is included in the consolidated statement of financial position of the Group and therefore, the acquisition of debt of Globe at a discount, results in a reduction of the Group's total net debt position and a realisation of a net book gain.

On 29 October 2009, Heineken agreed to supply beer and management services to EBP Pub Company Limited (EBP), a company controlled by FEOH Investments Limited (FEOH), which acquired the tenanted pub estate (the Estate) from Globe Tenanted Pub Company (GTP). The proceeds of the sale to EBP have been used principally to repay the Class A1 Notes which partially funded GTP. Also on this date, Heineken entered into a conditional sale agreement with FEOH pursuant to which it is anticipated that Heineken will acquire full ownership of EBP later in 2010.

On 23 December 2009, Heineken acquired the remaining syndicated bank debt of GPM at a discount to the £175 million (€195 million) face value. As a result of the acquisition, Heineken has acquired all of the syndicated bank debt of GPM with a face value of £230 million (€256 million) and no longer has any outstanding debt relating to Globe on its balance sheet.

Appendix 10

Notes to the appendices

Reporting entity
Heineken Holding N.V. (the 'Company') is a company domiciled in the Netherlands. The address of the Company's registered office is Tweede Weteringplantsoen 5, Amsterdam. The consolidated financial statements as at and for the year ended 31 December 2009 comprise the Heineken Holding N.V., Heineken N.V., its subsidiaries (together referred to as 'Heineken' or the 'Group' and individually as 'Heineken' entities) and Heineken's interests in Joint Ventures (JVs) and associates.

The financial information included in appendix 1-9 is extracted from Heineken Holding N.V.'s consolidated financial statements 2009. These financial statements were authorised for issue on 22 February 2010. The financial statements have been audited and an unqualified auditors' report has been issued. The annual report is yet to be approved in the annual general meeting of shareholders on 22 April 2010 and will be published on 23 March 2010.

Heineken Holding N.V.'s consolidated financial statements for 2009 will be available on request from Heineken Holding N.V., Tweede Weteringplantsoen 5, 1017 ZD Amsterdam, Netherlands, or can be obtained from the website www.heinekeninternational.com.

Accounting policies
Except for the accounting policies mentioned below, the accounting policies applied by Heineken Holding N.V. in these appendices are the same as the policies applied by Heineken Holding N.V. in the consolidated financial statements for 2008. Applied are International Financial Reporting Standards (IFRS) adopted by the EU (i.e., only IFRS's that are adopted for use in the EU on the date of publication).

These appendices do not contain all the information required for a complete full-year set of financial statements.

Borrowing costs
In respect of borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after 1 January 2009, borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset, are capitalised as part of the cost of that asset. Previously all borrowing costs were immediately recognised as an expense. This change in accounting policy was due to the adoption of IAS 23 Revised in accordance with the transitional provisions of that standard; comparative figures have not been restated. The change in accounting policy had no material impact on assets, profit or earnings per share for the year ended 31 December 2009.

Presentation financial statements
The revised IAS 1 constitutes a change on the presentation of the consolidated financial statements. The amendment introduces the statement of changes in equity as primary statement and introduces the term total comprehensive income, which represents changes in equity during a period other than those changes resulting from transactions with owners. Heineken Holding N.V. provides total comprehensive income in an income statement and a separate statement of comprehensive income and this has been applied in these consolidated financial statements as of and for the year ended 31 December 2009. Comparative information has been re-presented in conformity with the revised standard. Since the amendments to IAS 1 only impacts presentation aspects, there is no impact on earnings per share.

Use of estimates
The preparation of these appendices involves the forming of judgements by management, based on estimates and assumptions affecting the application of the accounting policies and the reported carrying amounts of assets and liabilities and amounts of income and expenses. The actual figures may differ from these estimates.

In preparing these appendices, the principal judgements formed by management in applying Heineken Holding N.V.'s accounting policies and the principal sources of the estimates used were the same as the judgements and sources used in preparing the consolidated financial statements for 2008.

Issued and outstanding shares
The number of issued and outstanding shares as per 31 December 2008 was 245,011,848.

Exceptional items and amortisation of brands and customer relationships
In 2009 a total of €338 million is recognised at EBIT level as exceptional items and amortisation of brands and customer relationships:

- Restructuring costs included in personnel expenses €63 million
- Restructuring costs included in other fixed expenses €36 million
- Impairments of PP&E due to restructurings €72 million
- Impairments of pubs UK €68 million
- Impairments contract-based intangibles €20 million
- Amortisation of brands and customer relationships €79 million

Contingencies
Netherlands
Heineken is involved in an antitrust case initiated by the European Commission for alleged violations of the European Union competition laws. By decision of 18 April 2007 the European Commission stated that Heineken and other brewers operating in the Netherlands, restricted competition in the Dutch market during the period 1996-1999. This decision follows an investigation by the European Commission that commenced in March 2000. Heineken fully cooperated with the authorities in this investigation. As a result of its decision, the European Commission has imposed a fine on Heineken of €219 million in April 2007.

On 4 July 2007 Heineken filed an appeal with the European Court of First Instance against the decision of the European Commission as Heineken disagrees with the findings of the European Commission. Pending appeal, Heineken was obliged to pay the fine to the European Commission. This fine was paid in 2007 and was treated as an expense in the 2007 Annual Report. A final decision by the European Court of First Instance is expected in 2010 or 2011.

Carlsberg
The consideration paid (purchase price) for the acquisition of S&N is subject to change as, in line with the consortium agreement, the final net debt settlement is being discussed between the consortium partners. Given that the outcome is not virtually certain there is no basis to reliably estimate the financial effects of the net debt settlement.

Subsequent events

Announcement to acquire FEMSA Beer Business
On 11 January 2010, Heineken announced the acquisition of the beer operations of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA) via an all share transaction (the "Transaction"). Heineken will acquire FEMSA Cerveza, comprising 100% of FEMSA's Mexican beer operations (including its US and other export business) and the remaining 83% of FEMSA's Brazilian beer business that Heineken does not currently own. The Transaction is expected to close in the second quarter of 2010 and is subject to the customary approval of the relevant regulatory authorities and the approval of the shareholders of Heineken N.V., Heineken Holding N.V. and FEMSA.

Under the proposed terms of the Acquisition, Heineken has offered FEMSA 86,028,019 new shares in Heineken N.V. on the closing of the Acquisition with a commitment to deliver an additional 29,172,504 Heineken N.V. shares to FEMSA over a period of not more than five years. Simultaneously with the closing of the Acquisition, Heineken Holding N.V. will swap 43,018,320 of the new Heineken N.V. shares with FEMSA for an equal number of newly issued shares in Heineken Holding N.V. Following delivery of all such Heineken N.V. and Heineken Holding N.V. shares, FEMSA will hold a 12.5% economic interest in Heineken N.V. and 14.9% in Heineken Holding N.V. (20% economic interest in the Heineken Group).
Based on the Heineken closing share price of €32.925, as at 8 January 2010, the last trading day prior to entering to the Transaction, the delivery of 115,200,523 Heineken shares values the equity of FEMSA Cerveza at approximately €3.8 billion. Including net debt and pension obligations to be assumed of approximately €1.5 billion, the total implied enterprise value for FEMSA Cerveza is approximately €5.3 billion

Strategic realignment interests in Asia Pacific region
On 10 February 2010, Heineken acquired the entire issued share capital of APB Pearl Ltd. and APB Aurangabad Ltd. Heineken intends to transfer its interests in these two companies, together with its interests in MAPL, to UBL during 2010.

On 10 February 2010, Heineken transferred the shares it held in GBNC in its entirety to APB. On the same date, Heineken transferred a controlling stake of 68.5% in MBI to APB. Heineken retains a shareholding in MBI of 16.5%. Both transactions will be accounted for under the revised IAS 27 standard and Heineken expects to realise an estimated combined gross book gain of €140 million net of tax.

Appendix 11

Glossary

Beia
Before exceptional items and amortisation of brands and customer relationships.

Cash conversion ratio
Free operating cash flow/Net profit (beia) before deduction of minority interests.

Depletions
Sales by distributors to the retail trade.

Dividend payout
Proposed dividend as percentage of net profit (beia).

Earnings per share

Basic
Net profit divided by the number of issued and outstanding shares – basic – during the year.

Diluted
Net profit divided by the number of issued and outstanding shares – diluted – during the year.

EBIT
Earnings before interest, taxes and net finance expenses.

EBITDA
Earnings before interest, taxes and net finance expenses before depreciation and amortisation.

Effective tax rate
Income tax expenses divided by profit before income tax excluding share of profit of associates and joint ventures (including impairments thereof).

Fit2Fight
Completed cost saving programme reduced the fixed cost base in 2008 versus 2005 by €469 million.

Fixed costs ratio
Fixed costs as a percentage of revenue.

Free operating cash flow
This represents the total of cash flow from operating activities, and cash flow from operational investing activities.

Gearing
Net debt/total equity.

Heineken
Heineken Holding N.V., Heineken N.V., its subisidiairies and interests in Joint Ventures (JVs) and associates.

Appendix 11 – continued

Net debt
Non-current and current interest-bearing loans and borrowings and bank overdrafts less investments held for trading and cash.

Net debt/EBITDA (beia) ratio
The ratio is based on a twelve month rolling calculation for EBITDA (beia).

Organic growth
Growth excluding the effect of foreign exchange rate movements, consolidation changes, exceptional items, amortisation of brands and customer relationships and changes in accounting policies.

Organic volume growth
Increase in consolidated volume, excluding the effect of the first-time consolidation of acquisitions.

Profit
Net profit
Profit after deduction of minority interests (profit attributable to equity holders of Heineken Holding N.V.).

Operating profit
EBIT less share of profit of associates and joint ventures and impairments thereof (net of income tax), excluding net gain or loss on sale of subsidiaries, joint ventures and associates. Or results from operating activities excluding net gain or loss on sale of subsidiaries, joint ventures and associates.

Operating profit (beia)
EBIT (beia) less share of profit of associates and joint ventures and impairments thereof (net of income tax), excluding net gain or loss on sale of subsidiaries, joint ventures and associates. Or results from operating activities (beia) excluding net gain or loss on sale of subsidiaries, joint ventures and associates.

Operating profit margin
Ratio of Operating Profit divided by Net Revenues, usually presented as a percentage.

Profit
Total profit of the Group before deduction of minority interests.

®
All brand names mentioned in this Annual Report, including those brand names not marked by an ®, represent registered trade marks and are legally protected.

Region
A region is defined as Heineken's managerial classification of countries into geographical units.

Revenue
Net realised sales proceeds in Euros.

Appendix 11 – continued

Total Cost Management Programme (TCM)
TCM is a 3-year cost reduction programme covering the period 2009-11. All initiatives are clustered in four business streams: Supply Chain, Commerce, Wholesale and Others.

Top-line growth
Growth in net revenue.

Volume
Amstel® volume
The Group beer volume of the Amstel brand.

Consolidated beer volume
100 per cent of beer volume produced and sold by fully consolidated companies excluding the beer volume brewed and sold by joint venture companies.

Group beer volume
The part of the total Group volume that relates to beer.

Heineken® volume
The Group beer volume of the Heineken brand.

Heineken® volume in premium segment
The Group beer volume of the Heineken brand in the premium segment (Heineken volume in the Netherlands is excluded).

Total beer volume
The Group beer volume in a country.

Total Group volume
100 per cent of beer, soft drinks and other beverages volume produced and sold by fully consolidated companies and joint-venture companies as well as the volume of Heineken's brands produced and sold under licence by third parties.

Disclaimer
This press release contains forward-looking statements with regard to the financial position and results of Heineken's activities. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Heineken's ability to control or estimate precisely, such as future market and economic conditions, the behaviour of other market participants, changes in consumer preferences, the ability to successfully integrate acquired businesses and achieve anticipated synergies, costs of raw materials, interest-rate and exchange-rate fluctuations, changes in tax rates, changes in law, pension costs, the actions of government regulators and weather conditions. These and other risk factors are detailed in Heineken's publicly filed annual reports. You are cautioned not to place undue reliance on these forward-looking statements, which are only relevant as of the date of this press release. Heineken does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these statements. Market share estimates contained in this press release are based on outside sources, such as specialised research institutes, in combination with management estimates.